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                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

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                                SCHEDULE 14D-9

         SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4)
                    OF THE SECURITIES EXCHANGE ACT OF 1934

                                AMENDMENT NO. 1

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                             JPS PACKAGING COMPANY
                           (Name of Subject Company)

                             JPS PACKAGING COMPANY
                     (Name of Person(s) Filing Statement)

                     COMMON STOCK PAR VALUE $.01 PER SHARE
                        (Title of Class of Securities)

                                   46623H102
                     (CUSIP Number of Class of Securities)

                                John T. Carper
                             JPS Packaging Company
                        4200 Somerset Drive, Suite 208
                         Prairie Village, Kansas 66208
                           (913) 381-0008, ext. 102
      (Name, Address and Telephone Number of Person Authorized to Receive
    Notices and Communications on Behalf of the Person(s) Filing Statement)

                                With a copy to:
                           Thomas W. Van Dyke, Esq.
                                Bryan Cave LLP
                      7500 College Boulevard, Suite 1100
                          Overland Park, Kansas 66210
                                (913) 338-7700

[_]Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

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   This Amendment No. 1 amends and supplements the Solicitation/Recommendation
Statement on Schedule 14D-9 (the "Statement"), originally filed by JPS Packaging Company, a Delaware corporation (the "Company"), with the Securities and Exchange Commission (the "SEC") on October 30, 2000, relating to the tender offer by JPS Acquisition, Inc., a Delaware corporation ("Purchaser") and a wholly-owned subsidiary of Pechiney Plastic Packaging, Inc., a Delaware corporation ("Parent"), disclosed in a Tender Offer Statement on Schedule TO (as amended, the "Schedule TO"), originally filed by Purchaser and Parent with the SEC on October 30, 2000, to purchase all the outstanding shares of the Company's Common Stock, $.01 par value (the "Shares") at a purchase price of $7.86 per Share, net to the seller in cash, without interest (the "Offer Price"), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated October 30, 2000 and filed as Exhibit (a)(1) to the Schedule TO (the "Offer to Purchase"), and the related Letter of Transmittal filed as Exhibit (a)(2) to the Schedule TO (the "Letter of Transmittal" which, together with the Offer to Purchase, as they may be amended and supplemented from time to time, constitute the "Offer").

   Unless otherwise indicated herein, all capitalized terms used but not defined herein shall have the respective meanings assigned to them in the Statement.

   The Statement is hereby supplemented and/or amended as provided below.

Item 8. Additional Information.

   Item 8 of the Statement is amended by adding the following as a new paragraph at the end of subparagraph (e) under Item 8:

     The waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"), applicable to Purchaser's pending acquisition of the Company was terminated on November 8, 2000. A copy of the press release announcing the early termination of the waiting period under the HSR Act is incorporated by reference to Exhibit (a)(10) of Amendment No. 2 to the Schedule TO, filed with the SEC on November 14, 2000.

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                                   SIGNATURE

   After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

                                          JPS Packaging Company

                                                   /s/ John T. Carper
                                          By: _________________________________
                                                      John T. Carper
                                               President and Chief Financial
                                                          Officer

Dated: November 14, 2000

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